February 21, 2025

Jeffery Craig
General Counsel and Corporate Secretary
NeueHealth, Inc.
c/o 9250 NW 36th St., Suite 420
Doral, FL 33178

        Re: NeueHealth, Inc.
            Schedule 13E-3 filed February 3, 2025
            File No. 005-92640
            Preliminary Proxy Statement on Schedule 14A filed February 3, 2025 File No. 001-40537
Dear Jeffery Craig:

       We have reviewed your filings and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in the preliminary proxy statement, unless otherwise indicated.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed February 3,
2025
General

1.     In your response letter, please explain why Mr. Mohamad Makhzoumi is not an
       affiliate of the Company engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person. For guidance, refer to Question 201.05 of the Division of
       Corporation Finance   s Compliance and Disclosure Interpretations for
Going Private
       Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have
       further comment.
2.     We note the following disclosure on page 2 of the Schedule 13E-3:    All
information
       contained in, or incorporated by reference into, this Transaction Statement concerning
 February 21, 2025
Page 2

      each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied
      by any other Filing Person.    This statement is inconsistent with the
disclosures in the
      filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.
3. Please revise throughout the Proxy Statement to name each Rollover Holder instead of stating that "certain" stockholders of the Company have entered into the Rollover
      Agreements.
4.    We note that the Company   s Quarterly Report on Form 10-Q for the
nine-month
      period ended September 30, 2024 was filed on November 7, 2024. Please revise the disclosure offered in response to Item 13 of Schedule 13E-3 to include financial information for this interim period. See Item 1010(a)(2) of Regulation
M-A.
5. In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial
      information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to
our    Manual of
      Publicly Available Telephone Interpretations    that is available on the
Commission   s
      website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per share of Company Common Stock as of September 30, 2024 on page 111 of the Proxy
      Statement, please revise the Schedule 13E-3 to include the remaining information required by Item 1010(c) of Regulation M-A.
Background of the Merger, page 22

6. On page 32 of the Proxy Statement, we note that 28 parties responded to the initial outreach by representatives of Lincoln during the go-shop process. Please revise your disclosure to explain how only eight of these responses resulted in completed calls.
Reasons for the Merger; Recommendations of the Special Committee and the Company
Board; Fairness of the Merger, page 32

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d)
      and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each
      filing person   s fairness determination and should be discussed in
reasonable detail.
      See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
      1981). Please revise this section to include the factor described in Item 1014(c) or explain why such factor was not deemed material or relevant to the fairness
      determination of the Special Committee and the Company Board. If the procedural safeguard in Item 1014(c) was not considered, please explain why the
Special
      Committee and the Company Board believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.
8.    See comment 7 above. We note that the Special Committee and the Company
Board
      considered Lincoln   s fairness opinion in making their respective
fairness
      determinations. Note that if any filing person has based its fairness determination on
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Page 3

       the analysis of factors undertaken by others, such person must expressly adopt this analysis as its own in order to satisfy the disclosure obligation under
Item 8 of
       Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange
       Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the
       Special Committee and the Company Board ultimately adopted Lincoln   s
analysis and
       opinion as their own. Alternatively, please briefly explain to us how the Company has satisfied its obligation to disclose the material factors upon which its fairness determination is based.
9.     On a related note, please address how each filing person relying on
Lincoln   s opinion
       was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to Public Stockholders, rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-
       3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.
10. On page 38 of the Proxy Statement, we note disclosure to the effect that, except as described in the Proxy Statement, the Special Committee and the Company Board are
       not aware of any firm offers by any other person during the past two years that related to the matters specified in clause (viii) of Instruction 2 to Item 1014 of Regulation M-
       A. Please revise to specify how the Special Committee and the Company
Board
       considered any such firm offers in making their fairness determination, or clearly state that the Special Committee and the Company Board are not aware of any such offers during the past two years. See Item 8 of Schedule 13E-3 and Item 1014(b) of
       Regulation M-A.
Position of the Parent Filing Parties as to the Fairness of the Merger, page 38

11. See comment 7 above. We note that the Parent Filing Parties have expressly adopted the analyses and conclusions of the Special Committee and the Company Board in
       reaching their fairness determination. However, it does not appear that such analyses include consideration of the procedural safeguard in Item 1014(c) of Regulation M-A.
       If the procedural safeguard in Item 1014(c) was not considered, please explain why the Parent Filing Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.
Opinion of Lincoln International LLC, page 42

12. On page 46 of the Proxy Statement, we note your disclosure that the tables presented
       in the section entitled    Selected Public Companies Analysis
summarize observed
       historical and projected financial performance for the Company and the selected public companies, as well as multiples of enterprise value to 2024, 2025 and 2026
       EBITDA and 2024 revenue    (emphasis added). It does not appear that
such tables
       contain any financial information related the Company. Please revise or advise.
13.    Please revise the section entitled    Determination of Valuation Ranges
of the Company
       Common Stock,    beginning on page 49 of the Proxy Statement, to
disclose the data
       underlying the levered equity volatility used in Lincoln   s option
pricing model, and to
       show how that data resulted in Lincoln selecting a levered equity volatility of 55%.
14.    We note Lincoln   s presentations to the Special Committee that are
filed as Exhibits
       (c)(2) (c)(5) to the Schedule 13E-3. Please revise this section to include summaries
 February 21, 2025
Page 4

       of these presentations, including the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, any instructions that Lincoln received from the Special Committee, and any limitation imposed by the Special Committee on the scope of the investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of
Regulation M-A.
       To the extent that one or more of the presentations are the same as other presentations that you have already described in the revised disclosure, provide a summary of material differences.
Unaudited Prospective Financial Information of the Company, page 54

15.    We note on page 57 of the Proxy Statement that    Company management
represented
       to Lincoln that a normalized terminal year projected adjusted EBITDA (inclusive of stock-based compensation expense) of approximately $274 million and an implied adjusted EBITDA margin of 7.5% reflected the best available estimates
and
       judgments of the management of the Company for purposes of analyzing the
       performance and value of the Company beyond 2027E.    Please revise this
disclosure
       to explain the assumptions underlying these management estimates, quantifying such assumptions where practicable.
Interests of Executive Officers and Directors of the Company in the Merger, page 57

16.    On pages 60-61 of the Proxy Statement, we note that footnote (2) to the
  Golden
       Parachute Compensation    table states that    [n]o amounts have been
reported in this
       column   ,    whereas the related column of the table contains amounts
for two of the
       three NEOs. Please revise or advise.
Security Ownership of Certain Beneficial Owners and Management, page 112

17. Please revise this section to state the aggregate number of shares and percentage of the
       Company Common Stock that are beneficially owned by each filing person of the
       Schedule 13E-3, as well as each person specified in Instruction C to
Schedule 13E-3
       for each filing person of the Schedule 13E-3. See Item 11 of Schedule 13E-3 and Item
       1008(a) of Regulation M-A.
18.    We note in footnote (1) on page 113 of the Proxy Statement the disclaimer of
       beneficial ownership    except to the extent of their actual pecuniary
interest therein.
       Similar disclosure appears in footnotes (2) and (12)     (14). Please
note that beneficial
       ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.
 February 21, 2025
Page 5

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions